

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 22, 2017

<u>Via E-mail</u>
Henry Ji
Chief Executive Officer
Sorrento Therapeutics, Inc.
9380 Judicial Drive
San Diego, California

> **Re: Sorrento Therapeutics, Inc.
> Registration Statement on Form S-3
> Filed May 4, 2017
> File No. 333-217673**

Dear Mr. Ji:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have a pending confidential treatment request for portions of multiple exhibits filed in the Form 10-K filed March 22, 2017. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding comments on your confidential treatment request have been resolved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jeff Hartlin, Esq.
       Paul Hastings LLP